Exhibit 99.1

Renren Announces Unaudited First Quarter 2019 Financial Results

BEIJING, China, June 11, 2019 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several U.S.-based SaaS businesses, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total net revenues were US$110.4 million, a 17.6% decrease from the corresponding period in 2018.

—	Kaixin revenues (1) were US$104.6 million, a 7.5% increase from the corresponding period in 2018.

•	Operating loss was US$11.1 million, improved from an operating loss of US$23.7 million in the corresponding period in 2018.

•	Net loss attributable to the Company was US$27.9 million, improved from a net loss of US$41.6 million in the corresponding period in 2018.

•	Adjusted loss from continuing operations (2) (non-GAAP) was US$8.2 million, improved from an adjusted loss from continuing operations of US$11.3 million in the corresponding period in 2018.

•	Adjusted net loss (2) (non-GAAP) was US$7.4 million, improved from an adjusted net loss of US$18.8 million in the corresponding period in 2018.

(1)	Kaixin revenues are the net revenue from the Company’s subsidiary Kaixin Auto Group, which are included in the Company's Auto Group segment. Please refer to the table of additional information for details.
(2)	Adjusted loss from continuing operations and net loss are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

“Kaixin Auto, our premium used auto dealership business, has seen its business model progress and expand over the last several years. Looking ahead, we are prepared to further refine and evolve our business model as needed with the ultimate objective of deepening our market penetration and attaining profitability,” said Joseph Chen, Chairman and Chief Executive Officer.

“With incomes rising, many Chinese consumers are looking to upgrade their vehicle or procure one for the first time, often with an eye on U.S. and international premium brands. At the same time, in light of the uncertain macroeconomic environment, consumers are looking to hedge their spending exposure with the tremendous value proposition offered by a used vehicle.  This has all led to an extraordinary opportunity that Kaixin, with its current 14 dealerships in 14 cities across 12 provinces in China, is well positioned to capture. We believe focusing on the premium car segment provides the greatest growth and consolidation opportunity in this still highly fragmented and growing market,” Mr. Chen added.

First Quarter 2019 Results

Total net revenues for the first quarter of 2019 were US$110.4 million, representing a 17.6% decrease from the corresponding period in 2018.

Used auto sales revenues for the first quarter of 2019 were US$102.6 million, representing a 17.0% decrease from the corresponding period in 2018. The decrease was mainly due to the closing of our Ji’nan dealership in the third quarter of 2018.

Others revenues were US$7.7 million, representing a 25.2% decrease from the corresponding period in 2018. The decrease was mainly due to the decreases of live streaming revenue from our Woxiu business and the shift in Kaixin’s business focus to used car sales as opposed to third-party floor financing since the first quarter of 2018. We do not expect to have any financing income related to the financing business in the near future.

Cost of revenues was US$101.5 million, compared to US$123.5 million from the corresponding period of 2018. The decrease was in line with the decrease of revenue.

Operating expenses were US$19.9 million, a 41.7% decrease from the corresponding period of 2018.

Selling and marketing expenses were US$6.7 million, a 32.4% decrease from the corresponding period of 2018. The decrease was primarily due to the decrease in headcount and personnel-related expenses due to the shift in Kaixin’s business described above.

Research and development expenses were US$6.8 million, a 5.7% increase from the corresponding period in 2018. The increase was primarily due to an increase in headcount and personnel-related expenses for our SaaS businesses.

General and administrative expenses were US$6.4 million, a 64.1% decrease from the corresponding period in 2018. The decrease was primarily due to a decrease in share-based compensation expenses and a decrease in headcount and personnel-related expenses.

Share-based compensation expenses, which were all included in operating expenses, were US$2.8 million, compared to US$12.3 million in the corresponding period in 2018. The decrease was mainly due to stock options granted during the first quarter of 2018 by Kaixin, over half of which were vested on the grant date, which led to the higher share-based compensation expenses in the three months ended March 31, 2018 compared to the three months ended March 31, 2019.

Loss from operations was US$11.1 million, compared to a loss from operations of US$23.7 million in the corresponding period in 2018.

Net loss attributable to the Company was US$27.9 million, compared to a net loss of US$41.6 million in the corresponding period in 2018.

Adjusted loss from continuing operations (non-GAAP) was US$8.2 million, compared with an adjusted loss from continuing operations of US$11.3 million in the corresponding period in 2018. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net loss (non-GAAP) was US$7.4 million, compared to an adjusted net loss of US$18.8 million in the corresponding period in 2018. Adjusted net loss is defined as net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$98 million to US$103 million in the second quarter of 2019. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on June 11, 2019 (9:00 AM Beijing/Hong Kong time on June 12, 2019).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode Renren.

Dial-in Information:

United States: +1 845-675-0437

Hong Kong: +852-3018-6771

China: 400-620-8038

International: +65-6713-5090

Passcode: Renren

A replay of the conference call will be accessible by phone at the following number until June 18, 2019:

United States: +1 646-254-3697

Hong Kong: +852-3051-2780

China: 400-632-2162

International: + 61 2-8199-0299

Passcode: 6486988

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.renren-inc.com/.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second quarter of 2019 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Renren’s goals and strategies; Renren’s future business development, financial condition and results of operations; Renren’s expectations regarding demand for and market acceptance of its services; Renren’s expectations regarding the retention and strengthening of its relationships with used auto dealerships; Renren’s plans to enhance user experience, infrastructure and service offerings; competition in the used auto industry in China; and government policies and regulations relating to the used auto industry in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted income (loss) from operations” and “net income (loss)” which are defined as non-GAAP financial measures by the SEC, in evaluating its business. Renren defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews its operating results and business performance. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, the aforesaid impact is presented retrospectively in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures”. Renren presents adjusted income (loss) from operations and net income (loss) because they are used by Renren’s management to evaluate its operating performance. Renren also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Renren’s consolidated results of operations in the same manner as Renren’s management and in comparing financial results across accounting periods and to those of Renren’s peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	March 31,
	2018	2019

ASSETS

Current assets:
Cash and cash equivalents	$15,333	$8,667
Restricted cash	5,818	5,960
Accounts receivable, net	2,584	3,159
Financing receivable, net	3,486	3,259
Prepaid expenses and other current assets	49,515	54,718
Amounts due from related parties	20,829	18,688
Inventory, net	59,197	46,670
Total current assets	156,762	141,121

Non-current assets:
Property and equipment, net	1,555	1,392
Goodwill and intangible assets, net	85,526	87,266
Long-term investments	22,341	22,552
Amount due from related parties- non-current	133,880	135,711
Restricted cash – non-current	36,362	16,905
Right-of-use lease assets	-	7,992
Other non-current assets	767	746
Total non-current assets	280,431	272,564

TOTAL ASSETS	$437,193	$413,685

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$8,255	$7,305
Convertible loan	-	20,000
Short-term debt	49,887	26,746
Accrued expenses and other current liabilities	33,055	30,754
Short-term lease liabilities	-	3,403
Payable to investors	15	15
Amounts due to related parties	55	580
Deferred revenue and advance from customers	3,716	2,380
Income tax payable	20,602	22,205
Contingent consideration	11,929	14,250
Total current liabilities	127,514	127,638

Non-current liabilities:
Long-term debt	35,000	15,000
Long-term lease liabilities	-	3,603
Long-term contingent consideration	93,741	111,829
Total non-current liabilities	128,741	130,432

TOTAL LIABILITIES	$256,255	$258,070

Shareholders' Equity:
Class A ordinary shares	737	740
Class B ordinary shares	305	305
Additional paid-in capital	709,137	711,678
Statutory reserves	6,712	6,712
Accumulated deficit	(563,737)	(591,684)
Accumulated other comprehensive income	(5,689)	(4,292)

Total Renren Inc. shareholders' equity	147,465	123,459

Noncontrolling interests	33,473	32,156

TOTAL EQUITY	180,938	155,615

TOTAL LIABILITIES AND EQUITY	$437,193	$413,685

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
Net revenues:
Used auto sales	$123,606	$114,560	$102,620
Others	10,348	7,610	7,743
Total net revenues	133,954	122,170	110,363

Cost of revenues	(123,519)	(111,641)	(101,537)

Gross profit	10,435	10,529	8,826

Operating expenses:
Selling and marketing	(9,972)	(7,218)	(6,745)
Research and development	(6,394)	(7,160)	(6,760)
General and administrative	(17,778)	(7,609)	(6,387)
Impairment of goodwill	-	(29,055)	-

Total operating expenses	(34,144)	(51,042)	(19,892)

Loss from operations	(23,709)	(40,513)	(11,066)

Other (expenses) income	(411)	(3,135)	771
Fair value change of contingent consideration	(10,265)	(39,837)	(17,733)
Interest income	803	2,158	2,427
Interest expenses	(1,264)	(1,078)	(918)
Realized gain on disposal of long-term investments	-	68	-
Total non-operating income	(11,137)	(41,824)	(15,453)

Loss before provision of income tax and loss in equity method investments, net of tax	(34,846)	(82,337)	(26,519)
Income tax expenses	(831)	(7,807)	(1,100)

Loss before loss in equity method investments, net of tax	(35,677)	(90,144)	(27,619)
Loss in equity method investments, net of tax	(808)	(342)	(436)
Loss from continuing operations	(36,485)	(90,486)	(28,055)

Discontinued operation:
Loss from operations of discontinued operations, net of income tax	(5,085)	(277)	-
Gain on deconsolidation of the subsidiaries, net of income tax	-	59,656	-
(Loss) income from discontinued operations, net of tax	(5,085)	59,379	-

Net loss	(41,570)	(31,107)	(28,055)
Net loss attributable to noncontrolling interests	20	7,837	108

Net loss income attributable to Renren Inc.	$(41,550)	$(23,270)	$(27,947)

Net loss per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$(0.04)	$(0.08)	$(0.03)
Diluted	$(0.04)	$(0.08)	$(0.03)
Net loss per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$(0.00)	$0.06	$-
Diluted	$(0.00)	$0.06	$-

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.04)	$(0.02)	$(0.03)
Diluted	$(0.04)	$(0.02)	$(0.03)
Net loss attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.60)	$(0.34)	$(0.40)
Diluted	$(0.60)	$(0.34)	$(0.40)

Weighted average number of shares used in calculating net loss per ordinary share attributable to Renren Inc. shareholders:
Basic	1,033,468,103	1,040,385,805	1,043,848,165
Diluted	1,033,468,103	1,040,385,805	1,043,848,165
Weighted average number of shares used in calculating net loss per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,033,468,103	1,040,385,805	1,043,848,165
Diluted	1,033,468,103	1,079,618,090	1,043,848,165

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019

Loss from opeartions	$(23,709)	$(40,513)	$(11,066)
Add back: Shared-based compensation expenses	12,327	2,898	2,809
Add back: Amortization of intangible assets	131	101	96
Adjusted loss from continuing operations	$(11,251)	$(37,514)	$(8,161)

Net loss	$(41,570)	$(31,107)	$(28,055)
Add back: Shared-based compensation expenses	12,327	2,898	2,809
Add back: Fair value change of contingent consideration	10,265	39,837	17,733
Add back: Amortization of intangible assets	131	101	96
Adjusted net (loss) income	$(18,847)	$11,729	$(7,417)

RENREN INC.

ADDITIONAL INFORMATION (UNAUDITED)

(In thousands of US dollars)

	For the Three Months Ended
	March 31, 2018				December 31, 2018			March 31, 2019
	Kaixin	Ji'nan dealership*	Renren	Total	Kaixin	Renren	Total	Kaixin	Renren	Total

Net revenues:
Used auto sales	$92,856	$30,750	$-	$123,606	$114,560	$-	$114,560	$102,620	$-	$102,620
Others	4,475	420	5,453	10,348	2,861	4,749	7,610	2,026	5,717	7,743
Total	97,331	31,170	5,453	133,954	117,421	4,749	122,170	104,646	5,717	110,363

Cost of revenues	$90,508	$29,081	$3,930	$123,519	$108,841	$2,800	$111,641	$98,529	$3,008	$101,537

* Ji'nan dealership was transferred from Kaixin Auto Group to Renren in the fourth quarter of 2018. Ji'nan dealership and Kaixin were included in the Company's Auto Group segment in 2018.